FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 26 April 2007


                               File no. 0-17630


                          CRH - Employee Benefit Trust



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure:Employee Benefit Trust


                                 26th April 2007

                             PURCHASE OF SHARES BY
               THE TRUSTEES OF THE CRH plc EMPLOYEE BENEFIT TRUST


The Trustees of the CRH plc Employee Benefit Trust purchased 244,929 Ordinary Shares of EUR0.32 each in CRH plc on 25th April 2007 at a price of EUR31.70 per Ordinary Share for the purpose of satisfying the requirement for shares on exercise of options under the Company's Share Option Schemes.


Contact

Angela Malone
Company Secretary
Tel: 00 3531 6344340

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  26 April 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director